UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the "Company") on November 24, 2017, reporting results for the third quarter and nine months ended September 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: November 24, 2017	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD. REPORTS RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2017

Frontline Ltd. (the "Company" or "Frontline"), today reported unaudited results for the three and nine months ended September 30, 2017:

Highlights

●
Reports a net loss attributable to the Company of $24.1 million, or $0.14 per share, for the third quarter of 2017, primarily due to weak average spot daily time charter equivalent ("TCE") earnings achieved  by our fleet and a $5.8 million loss on the termination of the charter of Front Ardenne.

●	Reports a net loss attributable to the Company adjusted for certain non-cash items of $23.1 million, or $0.14 per share, for the third quarter of 2017.
●
Reports net loss attributable to the Company of $16.4 million, or $0.10 per share, and a net loss attributable to the Company adjusted for certain non-cash items of $9.4 million, or $0.06 per share, for the nine months ended September 30, 2017.

●	Terminated the long-term charter for the 1997-built Suezmax tanker Front Ardenne in the third quarter of 2017.
●	Took delivery of five newbuildings, including two VLCCs, one Suezmax and two LR2/Aframax tankers in the third quarter of 2017.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:

 "The impact of the significant fleet growth over the last two years was felt across the industry and is reflected in our results for the third quarter. Indeed, the rate environment presented in the quarter was the weakest we have experienced since 2013. During this time, we showed commercial discipline by not accepting unreasonably low offers from charterers. This resulted in extended waiting time, particularly on our VLCC's, and impacted our average TCE earnings. We continue to take proactive steps to increase the earnings potential of our fleet as demonstrated by reducing the average age of our fleet from 8.1 to 5.4 years since 2016. We believe we are well positioned to continue to execute our strategy over a long term horizon with the goal of returning value to shareholders."

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

"Frontline is proactively focused on establishing and maintaining low cash break-even rates as we grow our fleet and the financing of our current newbuilding program has been completed on terms which support Frontline's low cash break-even levels."

The average daily time charter equivalents ("TCE") earned by Frontline in the quarter ended September 30, 2017, the prior quarter and in the nine months  ended September 30, 2017 are shown below, along with estimates for the fourth quarter in 2017 and the estimated average daily cash break-even ("BE") rates for the fourth quarter of 2017:

($ per day)	Spot and time charter			Spot			Spot estimates	% covered	Estimated average cash BE rates
	Q3 2017	Q2 2017	YTD 2017	Q3 2017	Q2 2017	YTD 2017	Q4 2017		Q4 2017
VLCC	13 200	23 800	24 000	13 200	23 600	23 500	19 200	76%	21 600
SMAX	15 300	16 400	18 100	14 100	14 300	16 500	18 200	67%	17 700
LR2	17 200	18 100	19 000	12 300	13 200	14 400	17 000	60%	15 700

The estimated average daily cash break-even rates are the daily TCE rates the vessels must earn in order to cover operating expenses including dry dock, repayments of loans, interest on loans, bareboat hire and general and administrative expenses.

The Fleet

As of September 30, 2017, the Company's fleet consisted of 61 vessels, with an aggregate capacity of approximately 11.8 million DWT. The Company's fleet consisted of:

(i)	43 vessels owned by the Company (10 VLCCs, 16 Suezmax tankers, 17 LR2/Aframax tankers);
(ii)	nine vessels that are under capital leases, all of which are VLCCs;
(iii)	one VLCC that is recorded as an investment in finance lease;
(iv)	two VLCCs where the cost/revenue is split 50/50 with an unrelated third party, one of which was redelivered in October;
(v)	one MR product tanker that is chartered-in on a short term time charter which was subsequently redelivered in October; and
(vi)	five vessels that are under the Company's commercial management (two Suezmax tankers and three Aframax oil tankers)

Furthermore, the Company has five newbuildings under construction: four VLCCs and one LR2/Aframax tanker with an aggregate carrying capacity of 1.3 million DWT.

As of September 30, 2017, the Company had entered into the following time charter-out contracts for six vessels:

(i)	five LR2 tankers at an average rate of $27,600, expiry Q1 2018; and
(ii)	one Suezmax tanker built in 2010 with a base rate of $27,000 per day with a profit share arrangement, expiry Q1 2018. The agreement is index-linked.

In July 2017, the Company agreed with Ship Finance International Limited ("Ship Finance") to terminate the long-term charter for the 1997-built Suezmax tanker Front Ardenne upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in August and the Company recorded a loss on termination of $5.8 million in the third quarter.

Newbuilding Program/ financing update

As of September 30, 2017, the Company's newbuilding program was comprised of four VLCCs and one LR2/Aframax tanker. As of September 30, 2017, total instalments of $71.4 million had been paid and the remaining commitments amounted to $310.9 million, of which $5.5 million is due in 2017, $252.0 million is due in 2018 and $53.4 million is due in 2019.

In July 2017, the Company took delivery of the Suezmax newbuilding Front Cascade and the VLCC newbuilding Front Earl. In August 2017, the Company took delivery of the LR2 newbuilding Front Pollux. In September 2017, the Company took delivery of the VLCC newbuilding Front Prince and the LR2 newbuilding Front Capella.

The Company drew down $103.1 million from its $321.6 million term loan facility with China Exim Bank in connection with the delivery of Front Cascade, Front Pollux and Front Capella, $54.9 million from its $110.5 million term loan facility with Credit Suisse in connection with the delivery of Front Earl and $55.3 million from its $110.5 million term loan facility with ING in connection with the delivery of Front Prince.

Frontline has committed bank financing in place to partially finance delivery of all of the Company's five remaining newbuildings.

Corporate Update

In the third quarter, the Company sold 1.0 million shares in DHT Holdings, Inc. ("DHT") for proceeds of $4.2 million and a loss of $0.1 million and received dividends of $0.1 million.  This follows the sale of 4.9 million shares in DHT for proceeds of $21.7 million and a gain of $1.3 million and receipt of dividends of $1.4 million in the six months ended June 30, 2017.

Pursuant to the Company's stated dividend policy, and due to the net loss attributable to the Company in the third quarter, the Board has decided not to pay a dividend for the third quarter.

The Company had 169,809,324 ordinary shares outstanding as of September 30, 2017, and the weighted average number of shares outstanding for the quarter was 169,809,324.

Third Quarter 2017 Results

The Company reports a net loss attributable to the Company of $24.1 million, or $0.14 per share, for the third quarter of 2017 compared with a net loss attributable to the Company of $19.4 million, or $0.11 per share in the second quarter. The loss was primarily due to the weak average daily spot TCE earnings achieved by our fleet and a $5.8 million loss on the termination of the charter of Front Ardenne. The net loss attributable to the Company adjusted for certain non-cash items was $23.1 million, or $0.14 per share, for the third quarter of 2017 compared to a net loss of $14.2 million or $0.08 per share in the second quarter. These non-cash items consisted of a loss on the termination of the long-term charter of Front Ardenne, net of termination payment due, of $1.2 million, and a gain on derivatives of $0.2 million. The net loss attributable to the Company in the second quarter of 2017 included a loss on the termination of the long-term charters of Front Scilla and Front Brabant, net of termination payment due, of $2.1 million, and a loss on derivatives of $3.1 million.

Total ship operating expenses of $34.2 million in the third quarter were $3.4 million lower than in the previous quarter primarily due to the dry docking of four vessels in the second quarter.

Contingent rental income in the third quarter relates to the charter party contracts with Ship Finance and results from the actual profit share in the third quarter being $6.7 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

The Company generated net loss attributable to the Company of $16.4 million, or $0.10 per share, for the nine month ended  September 30, 2017 compared with net income attributable to the Company of $98.7 million, or $0.63 per share for the nine months ended September 30, 2016. The net loss attributable to the Company adjusted for certain non-cash items was $9.4 million, or $0.06 per share, for the nine months ended September 30, 2017 compared with net income attributable to the Company adjusted for certain non-cash items of $154.4 million, or $0.99 per share in the nine months ended September 30, 2016. These non-cash items consisted of a vessel impairment loss of $21.2 million on four vessels leased from Ship Finance, a net loss on derivatives of $3.1 million, a loss on the termination of the long-term charters of Front Scilla, Front Brabant and Front Ardenne net of termination payment due, of $3.3 million, offset by a gain on the termination of the long-term charter of Front Century of $20.6 million. Net income attributable to the Company in the nine months ended September 30, 2016 included a loss on the cancellation and sale of newbuildings and vessels of $2.7 million, a vessel impairment loss of $34.4 million, an impairment loss on shares of $7.2 million, and a loss on derivatives of $11.4 million.

As of November 2017, the Company estimates that the average daily cash breakeven rates for the remainder of 2017 will be approximately $21,600, $17,700 and $15,700 for its owned and leased VLCCs, Suezmax tankers and LR2/Aframax tankers, respectively.  The Company believes these rates are highly competitive.

A reconciliation of net income attributable to the Company to net income attributable to the Company adjusted for certain non-cash items for the three and nine months ended September 30, 2017 is as follows:

(in millions of $)	Q3 2017	Q2 2017	Nine months ended Sep 30, 2017	Nine months ended Sep 30, 2016
Net income (loss) attributable to the Company	(24.1)	(19.4)	(16.4)	98.7
Add back:
Loss on termination of vessel lease, net of cash paid	1.2	2.1	3.3	—
Loss on cancellation of newbuilding contracts	—	—	—	2.7
Vessel impairment loss	—	—	21.2	34.4
Impairment loss on shares	—	—	—	7.2

Loss on derivatives	—	3.1	3.3	11.4

Less:
Gain on derivatives	(0.2)	—	(0.2)	—
Gain on termination of lease	—	—	(20.6)	—
Net income (loss) attributable to the Company adjusted for certain non-cash items	(23.1)	(14.2)	(9.4)	154.4
(in thousands)
Weighted average number of ordinary shares	169,809	169,809	169,809	156,387

(in $)
Basic earnings (loss) per share adjusted for certain non-cash charges	(0.14)	(0.08)	(0.06)	0.99

The calculation of net income attributable to the Company adjusted for certain non-cash items per share in each period has been calculated using the same number of shares as used in the GAAP earnings per share calculations.

This press release describes net income attributable to the Company adjusted for certain non-cash items and related per share amounts, which are not measures prepared in accordance with US GAAP ("non-GAAP"). We believe the non-GAAP financial measures presented in this press release provides investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.

Strategy and Market Outlook

The growth in crude tanker tonne-mile demand is forecasted to remain strong due to increasing underlying demand for crude oil from areas that are geographically dislocated from incremental sources of supply.  Additionally, global crude inventories are declining after reaching peak levels last year, and the oil market is showing signs of recalibrating.  The current crude oil tanker rate environment does not presently reflect that strong demand.  This is mainly due to the increases in the size of the global crude oil tanker fleet we have seen over the last two years, which is expected to continue into next year.

There has been some new ordering activity this year, including vessels ordered by Frontline, but orders are limited and have been placed by large, industrial owners as part of organic fleet renewal programs.   It   is important to remember that over 20% of the crude oil tanker fleet is nearing scrapping age.  The longer the current market conditions persist, the greater the likelihood that owners will scrap vessels, particularly if the alternative is an impending costly dry docking.  Older vessels are also more difficult to charter at attractive rates, as many charterers and terminal operators place age restrictions on the vessels.

Frontline has a positive long-term view of the market. We believe we are at the bottom of the cycle, and this is reflected in rates and asset prices. There will surely be challenges as well as opportunities, and we will continue to execute our strategy of fleet growth and renewal.

Since the start of 2016, Frontline has grown its fleet on water by approximately 2.5 million DWT and in the process lowered the average age for our fleet from 8.1 years to 5.4 years. This has also had the effect of reducing our average daily vessel operating expenses and cash breakeven rates.

Frontline is uniquely positioned to participate in a market recovery due to its very low cash break even rates, efficient operations and opportunistic approach to fleet growth. We expect to generate substantial returns to our shareholders in a strong tanker market and healthy returns in a more muted market. The Company has a long track record of doing so, and it seeks to carry on that tradition as it increases its leadership role in the market.

Conference Call and Webcast

On November 22, 2017 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 23162787
Norway toll free	800 56053
UK	+44(0)20 3427 1912
UK Toll Free	0800 279 4992
USA	+1212 444 0412
USA Toll Free	1877 280 2342
Conference ID	5668391

Presentation materials and a webcast of the conference call may be accessed on the Company's website, www.frontline.bm, under the 'Webcast' link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

UK	+44(0)207 660 0134
UK Toll Free	0 808 101 1153
Norway Dial-In	+47 23 50 00 77
Norway toll free	800 196 72
USA Toll Free	888 203 1112
USA	+1 719 457 0820
Replay access number:	5668391

Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
November 21, 2017

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2016 Jul-Sep	2017 Jul-Sep	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2017 Jan-Sep	2016 Jan-Sep	2016 Jan-Dec
157,157	140,471	Total operating revenues	467,746	576,016	754,306

(2,670)	(5,949)	Other operating gain (loss)	2,378	(2,670)	(2,683)
43,984	64,611	Voyage expenses and commission	179,950	111,498	161,641
(8,765)	(6,735)	Contingent rental (income) expense	(19,191)	(11,419)	(18,621)
30,811	34,158	Ship operating expenses	102,334	92,756	119,515
16,841	3,104	Charter hire expenses	17,715	51,393	67,846
8,939	—	Impairment loss on vessels and vessels under capital lease	21,247	34,419	61,692
—	—	Provision for uncollectible receivable	—	—	4,000
9,413	9,552	Administrative expenses	28,719	28,300	37,026
33,432	35,221	Depreciation	105,360	106,753	141,043
134,655	139,911	Total operating expenses	436,134	413,700	574,142
19,832	(5,389)	Net operating income (loss)	33,990	159,646	177,481
76	70	Interest income	338	259	367
(14,717)	(18,745)	Interest expense	(49,745)	(42,490)	(56,687)
(319)	—	Impairment loss on shares	—	(7,233)	(7,233)
—	(62)	Gain (loss) on sale of shares	1,184	—	—
(31)	(47)	Foreign currency exchange gain (loss)	223	152	9
896	201	Gain (loss) on derivatives	(3,084)	(11,364)	3,718
(55)	86	Other non-operating items	1,151	256	204
5,682	(23,886)	Net income (loss) before income taxes and non-controlling interest	(15,943)	99,226	117,859
(73)	(16)	Income tax expense	(109)	(177)	(345)
5,609	(23,902)	Net income (loss)	(16,052)	99,049	117,514
(138)	(169)	Net (income) loss attributable to non-controlling interest	(378)	(360)	(504)
5,471	(24,071)	Net income (loss) attributable to the Company	(16,430)	98,689	117,010
0.03	(0.14)	Basic earnings (loss) per share attributable to the Company ($)	(0.10)	0.63	0.75

2016 Jul-Sep	2017 Jul-Sep	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2017 Jan-Sep	2016 Jan-Sep	2016 Jan-Dec

5,609	(23,902)	Net income (loss)	(16,052)	99,049	117,514
625	871	Unrealized gain (loss) from marketable securities	2,589	(6,569)	(5,425)
319	—	Unrealized loss from marketable securities reclassified to statement of operations	—	7,233	7,233
(87)	55	Foreign currency exchange gain (loss)	153	(456)	(686)
857	926	Other comprehensive income (loss)	2,742	208	1,122
6,466	(22,976)	Comprehensive income (loss)	(13,310)	99,257	118,636

138	169	Comprehensive income attributable to non-controlling interest	378	360	504
6,328	(23,145)	Comprehensive income (loss) attributable to the Company	(13,688)	98,897	118,132
6,466	(22,976)	Comprehensive income (loss)	(13,310)	99,257	118,636

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Sep 30 2017	Sep 30 2016	Dec 31 2016
ASSETS
Current assets
Cash and cash equivalents	119,086	124,149	202,402
Restricted cash	666	2,655	677
Marketable securities	32,346	7,284	8,428
Other current assets	162,725	153,045	172,119
Total current assets	314,823	287,133	383,626

Non-current assets
Newbuildings	73,309	274,246	308,324
Vessels and equipment, net	2,362,992	1,491,738	1,477,395
Vessels under capital lease, net	408,535	583,579	536,433
Investment in finance lease	24,396	33,417	30,908
Goodwill	225,272	225,273	225,273
Vessels held for sale	—	27,473	—
Other long-term assets	1,987	—	4,358
Total non-current assets	3,096,491	2,635,726	2,582,691
Total assets	3,411,314	2,922,859	2,966,317

LIABILITIES AND EQUITY
Current liabilities
Short term debt	101,977	68,392	67,365
Current portion of obligations under capital lease	42,073	59,445	56,505
Other current liabilities	69,644	65,916	58,879
Total current liabilities	213,694	193,753	182,749

Non-current liabilities
Long term debt	1,492,496	947,640	914,592
Obligations under capital lease	266,962	380,841	366,095
Other long-term liabilities	1,347	3,323	3,112
Total non-current liabilities	1,760,805	1,331,804	1,283,799

Commitments and contingencies
Equity
Frontline Ltd. equity	1,436,655	1,397,278	1,499,601
Non-controlling interest	160	24	168
Total equity	1,436,815	1,397,302	1,499,769
Total liabilities and equity	3,411,314	2,922,859	2,966,317

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2016 Jul-Sep	2017 Jul-Sep	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2017 Jan-Sep	2016 Jan-Sep	2016 Jan-Dec
		OPERATING ACTIVITIES
5,609	(23,902)	Net income (loss)	(16,052)	99,049	117,514
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
34,472	35,721	Depreciation and amortization of deferred charges	106,745	108,350	143,070
2,670	5,949	Other operating (gain) loss	(2,378)	2,670	2,683
(738)	—	Amortization of time charter contract value	—	(6,799)	(6,799)
(8,765)	(6,735)	Contingent rental (income) expense	(19,191)	(11,419)	(18,621)
8,939	—	Impairment loss on vessels and vessels under capital lease	21,247	34,419	61,692
—	—	Provision for uncollectible receivables	—	—	4,000
319	—	Impairment loss on shares	—	7,233	7,233
—	62	(Gain) loss on sale of shares	(1,184)	—	—
(1,854)	(360)	(Gain) loss on derivatives	2,371	7,368	(8,017)
621	385	Other, net	1,906	(1,673)	(1,232)
7,258	(213)	Change in operating assets and liabilities	26,879	13,147	(15,508)
48,531	10,907	Net cash provided by operating activities	120,343	252,345	286,015

		INVESTING ACTIVITIES
—	—	Refund of newbuilding installments and interest	—	—	43,497
(206,566)	(253,454)	Additions to newbuildings, vessels and equipment	(707,485)	(544,518)	(622,460)
2,850	360	Change in restricted cash	12	(2,287)	(309)
2,357	2,471	Finance lease payments received	7,237	6,936	9,333
143,299	—	Proceeds from sale of vessels and equipment	—	143,299	173,187
—	—	Purchase of DHT shares	(46,100)	—	—
—	4,216	Proceeds from the sale of DHT shares	25,955	—	—
(58,060)	(246,407)	Net cash (used in) provided by investing activities	(720,381)	(396,570)	(396,752)

		FINANCING ACTIVITIES
—	—	Net proceeds from issuance of shares	—	—	98,200
163,637	253,278	Proceeds from long-term debt	673,416	356,000	356,066
(106,640)	(22,441)	Repayment of long-term debt	(58,798)	(136,252)	(169,883)
(17,313)	(2,993)	Repayment of capital leases	(28,791)	(58,310)	(61,677)
—	—	Lease termination payments	(14,218)	—	—
(4,377)	(1,669)	Debt fees paid	(3,487)	(8,581)	(9,523)
(31,246)	—	Dividends paid	(51,400)	(148,990)	(164,551)
—	—	Payment of fractional shares on reverse share split	—	(17)	(17)
4,061	226,175	Net cash provided by (used in) financing activities	516,722	3,850	48,615

(5,468)	(9,325)	Net change in cash and cash equivalents	(83,316)	(140,375)	(62,122)
129,617	128,411	Cash and cash equivalents at start of period	202,402	264,524	264,524
124,149	119,086	Cash and cash equivalents at end of period	119,086	124,149	202,402

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2017 Jan- Sep	2016 Jan-Sep	2016 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	169,809,324	781,937,649	781,937,649
Effect of reverse share split	—	(625,551,143)	(625,551,143)
Shares issued	—	—	13,422,818
Balance at end of period	169,809,324	156,386,506	169,809,324

SHARE CAPITAL
Balance at beginning of period	169,809	781,938	781,938
Effect of reverse share split	—	(625,551)	(625,551)
Shares issued	—	—	13,422
Balance at end of period	169,809	156,387	169,809

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	195,304	109,386	109,386
Stock compensation expense	1,756	709	1,418
Payment for fractional shares on reverse share split	—	(17)	(17)
Shares issued	—	—	84,517
Balance at end of period	197,060	110,078	195,304

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	1,099,680	474,129	474,129
Cash dividends	(9,304)	-	-
Effect of reverse share split	—	625,551	625,551
Balance at beginning and end of period	1,090,376	1,099,680	1,099,680

OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of period	739	(383)	(383)
Other comprehensive income (loss)	2,742	208	1,122
Balance at end of period	3,481	(175)	739

RETAINED EARNINGS
Balance at beginning of period	34,069	81,212	81,212
Net income (loss) attributable to the Company	(16,430)	98,689	117,010
Cash dividends	(41,710)	(148,593)	(164,153)
Balance at end of period	(24,071)	31,308	34,069

EQUITY ATTRIBUTABLE TO THE COMPANY	1,436,655	1,397,278	1,499,601

NON-CONTROLLING INTEREST
Balance at beginning of period	168	61	61
Net income (loss) attributable to non-controlling interest	378	360	504
Dividend paid to non-controlling interest	(386)	(397)	(397)
Balance at end of period	160	24	168
TOTAL EQUITY	1,436,815	1,397,302	1,499,769

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil and product tankers. The Company's ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on March 16, 2017.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2016.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic earnings per share are as follows:

(in thousands of $)	2017 Jan-Sep	2016 Jan-Sep	2016 Jan-Dec
Net income (loss) attributable to the Company	(16,430)	98,689	117,010

(in thousands)
Weighted average number of ordinary shares	169,809	156,387	156,973

4. IMPAIRMENT LOSS ON VESSELS AND VESSELS UNDER CAPITAL LEASE

In the nine months ended September 30, 2017 the Company recorded an impairment loss of $21.2 million in respect of four vessels leased in from Ship Finance.

5. OTHER OPERATING LOSS/ GAIN

In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated upon the sale and delivery of the vessel to a third party. The Company recorded a gain on this lease termination of $20.6 million in the first quarter of 2017.

In May 2017, the Company agreed with Ship Finance to terminate the long-term charters for the 2000-built VLCC Front Scilla and the 1998-built Suezmax tanker Front Brabant upon the sale and delivery of the vessels by Ship Finance to unrelated third parties. The charters with Ship Finance terminated in the second quarter. Frontline made compensation payments to Ship Finance of $6.5 million and $3.6 million, respectively, for the termination of the charters and reduced obligations under capital leases by $41.7 million. The Company recorded a loss on termination, including these termination payments, of $12.2 million in the second quarter.

In July 2017, the Company agreed with Ship Finance to terminate the long-term charter for the 1997 built Suezmax tanker Front Ardenne upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in August. Frontline agreed to make a compensation payment to Ship Finance of $4.8 million for the termination of the charter and reduced obligations under capital leases by $11.6 million. The Company recorded a loss on termination, including this termination payment, of $5.8 million in the third quarter.

6. NEWBUILDINGS

In April 2017, the Company ordered two VLCC newbuildings to be constructed at Hyundai Samho Heavy Industries. The vessels are due for delivery in December 2018 and April 2019.

In April 2017, the Company took delivery of the Suezmax newbuilding Front Crystal and the LR2 newbuilding Front Sirius. In May 2017, the Company took delivery of the Suezmax newbuilding Front Coral. In June 2017, the Company took delivery of the Suezmax newbuilding Front Cosmos and the LR2 newbuilding Front Castor.

In July 2017, the Company took delivery of the Suezmax newbuilding Front Cascade and the VLCC newbuilding Front Earl. In August 2017, the Company took delivery of the LR2 newbuilding Front Pollux. In September 2017, the Company took delivery of the VLCC newbuilding Front Prince and the LR2 newbuilding Front Capella.

7. DEBT

The Company drew down $54.6 million in the nine months ended September 30, 2017 from its $109.2 million term loan facility with ING in connection with one VLCC delivered in the period.

The Company drew down $165.9 million in the nine months ended September 30, 2017 from its $328.4 million term loan facility with China Exim Bank in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the period.

The Company drew down $252.7 million in the nine months ended September 30, 2017 from its $321.6 million term loan facility with China Exim Bank in connection with four Suezmax tankers and three LR2/Aframax tanker delivered in the period.

The Company drew down $54.9 million in the nine months ended September 30, 2017 from its $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period.

The Company drew down $55.3 million in the nine months ended September 30, 2017 from its $110.5 million term loan facility with ING in connection with one VLCC delivered in the period.

The Company drew down $90.0 million in the nine months ended September 30, 2017 from its senior unsecured loan facility of up to $275.0 million facility with an affiliate of Hemen Holding Ltd.

In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. This facility will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and four Aframax/LR2 tankers.

In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts.

In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts.

The Company has recorded debt issuance costs (i.e. deferred charges) of $12.8 million at September 30, 2017 as a direct deduction from the carrying amount of the related debt.

8. MARKETABLE SECURITIES

In January the Company purchased 10.9 million shares in DHT for an aggregate cost of $46.1 million.

In the nine months ended September 30, 2017, the Company sold a total of 5.9 million shares in DHT for proceeds of $26.0 million, recognizing a gain of $1.2 million.

9. SHARE CAPITAL

The Company had an issued share capital at September 30, 2017 of $169,809,324 divided into 169,809,324 ordinary shares (December 31, 2016: $169,809,324 divided into 169,809,324 ordinary shares) of $1.00 par value each.

10. RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of the Company's largest shareholder. The Company leased 9 of its vessels from Ship Finance at September 30, 2017 and pays Ship Finance profit share based on the earnings of these vessels. Profit share arising in the nine months ended September 30, 2017 was $5.6 million, which was $19.2 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated. The Company recorded a gain on this lease termination of $20.6 million in the first quarter of 2017. A termination payment of $4.1 million was paid in the second quarter to Ship Finance in connection with the lease termination.

In May 2017, the Company agreed with Ship Finance to terminate the long-term charters for the 2000 built VLCC Front Scilla and the 1998 built Suezmax tanker Front Brabant upon the sale and delivery of the vessels by Ship Finance to unrelated third parties. The charters with Ship Finance terminated in the second quarter. Frontline made compensation payments to Ship Finance of $6.5 million and $3.6 million, respectively, for the termination of the charters. The Company recorded a loss on termination, including these termination payments, of $12.2 million in the second quarter.

In July 2017, the Company agreed with Ship Finance to terminate the long-term charter for the 1997 built Suezmax tanker Front Ardenne upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in August. Frontline agreed to make compensation payments to Ship Finance of $4.8 million for the termination of the charter. The Company recorded a loss on termination, including this termination payment, of $5.8 million in the third quarter.

In May the Company drew down $50.0 million from its senior unsecured loan facility of up to $275.0 million facility with an affiliate of Hemen Holding Ltd. In September the Company drew down a further $40.0 million from this facility.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

11. COMMITMENTS AND CONTINGENCIES

As of September 30, 2017, the Company's newbuilding program was comprised of four VLCCs and one LR2/Aframax tanker. As of September 30, 2017, total instalments of $71.4 million had been paid and the remaining commitments amounted to $310.9 million, of which $5.5 million is due in 2017, $252.0 million is due in 2018 and $53.4 million is due in 2019.